UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden
OMB APPROVAL
SEC FILE NUMBER
0-19761
CUSIP NUMBER
858748
hours per response . . . . . 2.50
(Check one):
 Form 10-K
 Form 20-F
 Form 11-K
X Form 10-Q
 Form 10-D
 Form N-SAR
 Form N-CSR
For Period Ended: 6/30/07
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
__________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or
 Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I   REGISTRANT INFORMATION
Full Name of Registrant
 OP-TECH Environmental Services, Inc.
Former Name if Applicable None
Address of Principal Executive Office (Street and Number)
6392 Deere Road
City, State and Zip Code
Syracuse, New York 13206
PART II  RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution
report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III  NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Waiver from the bank not received as of 8/14/07 valid OMB control number.




(Attach extra Sheets if Needed)
PART IV  OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification
Jon Verbeck 315 437-2065 ext 202
(Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes X
No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes
No X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the
reasons why a reasonable estimate of the results cannot be made.
(Name of Registrant as Specified in Charter)
OP-TECH Environmental Services, Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date 8/14/07 By /s/ Jon S. Verbeck
__________________________________________
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
ATTENTION
GENERAL INSTRUCTIONS
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
General Rules and Regulations under the Securities
Exchange Act of 1934.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with
the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public
record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been
correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('232.201 or '232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
 ('232.13(b) of this chapter).
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